OPERATING AGREEMENT
OF
SFBC WYOMISSING, LLC
(A Pennsylvania Limited Liability Company)

THIS OPERATING AGREEMENT ("Agreement") of **SFBC WYOMISSING, LLC** (the "Company") is made this 4th day of May, 2018, by and among the signatories hereto and has been adopted by the members of the Company. This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

The Company has been organized as a Pennsylvania Limited Liability Company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

In consideration of the mutual promises herein contained, the parties, intending legally to be bound, agree as follows:

1. **GENERAL DEFINITIONS.** As used herein, the following terms have the meanings respectively set forth after each one:

1.1 **"Act"** means the Pennsylvania Limited Liability Company Law of 1994, Act of 1994, Dec. 7, P.L. 703, No. 106; 15 Pa. C.S.A. §§ 8901, *et seq.*

1.2 **"Affiliate"** means, with respect to any Member, any Person: (i) which owns more than 25% of the voting interests in the Member; or (ii) in which the Member owns more than 25% of the voting interests; or (iii) in which more than 25% of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above.

1.3 **"Assign"** means, voluntarily or involuntarily, to sell, transfer, bequeath, pledge, hypothecate or otherwise dispose of a Member's interest; and an "Assignment" is any one of those acts.

1.4 **"Code"** means the Internal Revenue Code of 1986, as amended.

1.5 **"Company"** means the limited liability company formed in Pennsylvania in accordance with this Agreement under the name of **"SFBC WYOMISSING, LLC"**.

1.6 **"Consent"** means the approval of Members holding a majority of the Percentages then held by the Members unless the approval of a greater number of Members is specifically indicated as required.

1.7 **"Member"** means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company; and **"Members"** means the Members collectively.

1.8 **"Percentage"** means the percentage from time to time set forth beside the name of a Member on Attachment A to this Agreement, as amended from time to time.

1.9 **"Person"** means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

1.10 **"Regulation(s)"** means the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

Other terms are defined throughout the text of this Agreement and shall have the meanings respectively ascribed to them herein.

2. **ORGANIZATION.**

2.1 **Organization.** The Company was organized pursuant to the Act.

2.2 **Name.** The name of the Company is **"SFBC WYOMISSING, LLC"**.

2.3 **Purpose.** The Company was organized to engage in all lawful business for which limited liability companies may be organized under the Act and to do all things necessary in connection therewith or incidental thereto.

2.4 **Term.** The Company was organized on September 18, 2017. It shall continue perpetually in existence, unless dissolved pursuant to Section 6 of this Agreement.

3. **MEMBERSHIP.**

3.1 **Members.** The name and Percentage of each Member are set forth on Attachment A to this Agreement. No other Person may be admitted as a Member unless the existing Members, in their sole and absolute discretion, consent to such admission.

3.2 **No Assignment of Interests.** A Member shall not Assign or permit the Assignment of all, or any portion of, any of the Member's interest in the Company or rights in the Member's interest in the Company. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Assignment of a Member's interest or rights in violation of this Section shall be deemed invalid, null and void, and of no force or effect. Any Person to whom a Member's interest is involuntarily Assigned shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, attend meetings of the Members, inspect Company books and records, have access to any other information of the Company, demand an accounting with respect to the Company, receive distributions from the Company or have any other rights in or with respect to the Member's interest. Any permitted assignee of or successor to a Member's interest who does not become a Member and desires to make further Assignments of the Member's interest shall be subject to all of the restrictions on the assignment of the interest contained herein. Unless an assignee or successor becomes a Member, or unless otherwise approved by the Members holding at least two-thirds (2/3) of the voting interests in the Company, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive all or part of the share of Profits, Losses and distributions to which the assignor or predecessor would otherwise have been entitled; and unless and until the assignee or successor is admitted as a Member, the assignee or successor shall not have any right to vote on matters coming before the Members; participate in management of the Company; act as an agent of the Company; attend meetings of the Members; inspect Company books and records; have access to any other information of the Company, except to the extent necessary to prepare the Person's state and federal income tax returns; or to demand an accounting with respect to the Company.

3.3 **Right of First Refusal.** If a Member obtains a bona fide written offer for the purchase of the Member's interest in the Company, for a price denominated in U.S. dollars, which the Member intends to accept, then the Member shall give written notice of that intention ("Notice of Intention") to the Company. To be effective, the Notice of Intention must state or describe (i) the interest to be Assigned, (ii) the name and address of the proposed assignee, (iii) the amount to be paid and the terms of payment, and (iv) the date of the proposed Assignment. The Company, for sixty (60) days after delivery of the Notice of Intention, may elect to purchase the Member's interest for the price set forth in the Notice of Intention and on the terms of purchase set forth in Section 3.7. If the Company properly exercises that option, then the Member shall sell, and the Company shall purchase, the Member's interest at that price and on those terms within thirty (30) days following its exercise of the option. If the Company does not timely exercise its option to purchase the interest, then the interest may be Assigned to the proposed assignee upon the terms stated in the Notice of Intention, provided that the proposed assignee agrees in writing to be bound by this Agreement, and, provided, that, unless the remaining Members agree otherwise, the assignee shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.2. If an Assignment which is permitted hereunder is not completed by the later of the date specified in the Notice of Intention or fifteen (15) days after the expiration of the Company's purchase option, the Member's interest will become subject again to the purchase option contained in this Section. Upon the death of a Member, his personal representative shall offer to sell to the Company and the remaining Members said deceased Member's Interest in the Company for a price equal to his Interest multiplied by the fair market value of the Company as determined under paragraph 3.6.2., subject to the same rights of first refusal as if said deceased Member had obtained a bona fide written offer for the purchase of the Member's interest in the Company.

3.4 **Voluntary Withdrawal.** A Member may not voluntarily withdraw from the Company.

3.5 **Involuntary Assignment.** If an Order for Relief is entered with respect to a Member under the Bankruptcy Code or if a trustee or receiver or liquidator is appointed with respect to a Member in any insolvency proceeding or if a charging order is entered with respect to a Member's interest in the Company, then the Company, for one hundred twenty (120) days after it learns of the event, may elect to have the redemption price of the Member's entire interest in the Company determined under Section 3.6 and for thirty (30) days after it has been notified of that amount, may elect to redeem the Member's entire interest for that amount and on the terms set forth in Section 3.8. If the Company timely makes that election, then the Company shall purchase, and the Member or the Member's legal representative or successor shall sell to the Company, the Member's entire interest in the Company at that price and on those terms. If the Company does not elect to have the redemption price determined in accordance with Section 3.6 or, after the determination of that price, does not elect to redeem the withdrawn Member's interest in the Company at that price and on those terms, then, unless the remaining Members unanimously agree otherwise, the successor to the Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.2.

3.6 **Determination of Price.**

3.6.1 The determination of price for a Member's interest which is purchased by the Company pursuant to Section 3.5 shall be an amount equal to the Member's Percentage times seventy percent (70%) of the fair market value of the total equity in the Company as of the date of the event requiring the purchase or giving the Company the option to purchase, as the case may be. If the Company and the seller cannot agree on the fair market value of the total

equity in the Company as of that date, then either the Company or the seller (the seller and the Company each being referred to herein as a "Side"), by notice to the other, may elect to have the fair market value of the total equity in the Company, as of the date of the event requiring the purchase or giving the Company the option to purchase, determined by a valuation in accordance with Section 3.6.2.

3.6.2 Within fourteen (14) days after notice is given under Sections 3.6.1, the Sides shall jointly select an accountant or a certified business valuation analyst (hereinafter referred to as "Appraiser") to determine the fair market value of the total equity in the Company. If the Sides do not or cannot select an Appraiser within that period, then, within the next ten (10) days, each Side shall appoint an Appraiser to determine the fair market value of the total equity in the Company. Each Appraiser shall submit his appraisal within thirty (30) days after his selection. If either Side fails to appoint an Appraiser, then the Appraiser appointed by the other Side may act alone. If the difference between the two appraisals is five percent (5%) or less of the greater appraisal, then the fair market value of the total equity in the Company shall be the average of the two appraisals. If the difference between the two appraisals is more than five percent (5%) of the greater appraisal, then, within ten (10) days after the date on which the second appraisal is submitted, the first and second Appraisers shall select a third Appraiser to review both appraisals and any supporting information deemed appropriate by the third Appraiser. Within thirty (30) days after his selection, the third Appraiser shall state which of the two appraisals he believes is closer to the fair market value of the total equity in the Company. This statement by the third Appraiser shall be final and binding upon all parties. If the two Appraisers cannot agree on the selection of the third Appraiser, each of them shall nominate on written ballots three individuals they believe are qualified to serve as the third Appraiser. If only one individual is nominated by both of the two Appraisers, that individual shall be the third Appraiser. If no individual is nominated by both of the Appraisers or if both of them nominate two or more of the same individuals, the third Appraiser shall be the individual whose name is drawn by the first Appraiser in a blind drawing in the presence of the second Appraiser. Each Side shall pay the cost of its Appraiser or Appraisers and one-half of the cost of any jointly selected Appraiser. Each Side appointing an Appraiser under this Section shall give notice of the appointment to all of the parties. The determinations made in accordance with this section shall be binding and conclusive upon the parties.

3.7 **Manner of Payment**. The amount to be paid to a Member or a Member's personal or legal representative or successor under Section 3.3 or 3.5 shall be paid in thirty-six (36) consecutive equal monthly installments, including interest on the unpaid balance of the purchase price at a rate equal to the minimum rate necessary to avoid imputed interest or original issue discount under the Code, beginning three (3) months after the date of death or election to purchase, as the case may be, and continuing until the purchase price has been fully paid. The unpaid balance may be prepaid at any time without premium or penalty. The Member or the Member's personal representatives, successors, or assigns, as the case may be, if requested to do so by the Company, shall sign and deliver to the Company an assignment, in form reasonably approved by counsel for the Company, which shall transfer to the Company good and marketable title to the Member's interest in the Company, free and clear of all liens, claims and encumbrances; and the Company, if requested to do so by the Member or the Member's personal or legal representatives, successors or assigns, as the case may be, shall sign and deliver to the Member or the Member's personal or legal representatives, successors, or assigns, as the case may be, the Company's promissory note, in the form attached hereto as Attachment B, for the amount due, containing a right on the part of the holder to accelerate payment in the event of any default. To secure the note, the Company shall execute and deliver to the seller a security agreement and financing statements covering the interest which has been redeemed. The Company is hereby designated as the Member's attorney-in-fact for the purposes of removing the Member's name from the Company's roster of Members and for the purpose of transferring the Member's interest to the Company. This power is coupled with an interest and is irrevocable.

3.8 **Payment for Company Property**. The amount to be paid to a Member or a Member's personal or legal representative under this Section shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with and subject to Section 736(b) of the Code.

4. **FINANCE.**

4.1 **Capital Contributions**. The initial Capital Contribution of each Member is set forth on Attachment A of this Agreement. No Member shall be required to contribute any additional capital to the Company or shall have any personal liability for obligations of the Company. The Members shall not be paid interest on their respective Capital Contributions. Except as otherwise provided herein, no Member shall have the right to receive any return of the Member's Capital Contribution. If a Member is entitled to receive a return of the Member's Capital Contribution, the Company may, at its option, distribute cash, notes, property or a combination thereof to the Member in return for the Member's Capital Contribution. No Member shall be personally liable for the return or repayment of all or any portion of the contributions of any other Member; any return or repayment shall be made solely from assets of the Company.

4.2 **Capital Accounts**. A capital account ("Capital Account") shall be maintained for each Member on the books of the Company in compliance with the provisions of Regulation Section 1.704-1(b). All provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with the Regulations.

4.3 **Distributions of Cash Flow**. Distributions, if any, of Cash Flow each year shall be made at the sole and absolute discretion of the existing Members. Any distributions of Cash Flow shall be made to the Members at the time or times determined by a majority of the Members and shall be in proportion to the Members' respective Percentages.

4.4 **Distributions on Dissolution**. Upon the dissolution of the Company, after (i) payment of, or adequate provision for, the debts and obligations of the Company to creditors, (ii) the allocation of Profit or Loss in accordance with Section 4.5 hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Members in accordance with their respective Capital Account balances.

4.5 **Allocation of Profits and Losses.**

4.5.1 **Allocation of Profit**. Profit shall be allocated to the Members in accordance with their respective Percentages.

4.5.2 **Allocation of Loss**. Loss shall be allocated in the following order and priority:

4.5.2.1 First, if one or more Member has a positive Capital Account balance, to those Members, in proportion to their respective positive Capital Account balances, until all positive Capital Accounts have zero balances; provided, however, that no positive Capital Account balance shall be decreased to an amount below zero as a result of this Subsection.

4.5.2.2 Except as provided in Section 4.5.2.3, any Loss not allocated pursuant to Section 4.5.2.1, shall be allocated to the Members in proportion to their respective Percentages.

4.5.2.3 To the extent Losses allocated to any Member would cause the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, those Losses shall not be allocated to that Member but shall be allocated instead to the Members, pro rata, with respect to whom the allocation would not cause an Adjusted Capital Account Deficit.

4.5.2.4 Notwithstanding the provisions of Section 4.5.2.1, to the extent that any Member makes an additional Capital Contribution to the Company in order to fund a Company expense corresponding to any loss, deduction or item in the nature thereof, the loss, deduction or item in the nature thereof shall be allocated solely to the Member or Members who make the additional Capital Contribution in the same proportions as those Members maze the additional Capital Contributions.

4.5.3 **Special Allocations of Items in the Nature of Income or Gain.** Notwithstanding the allocations of Profit or Loss as set forth in Sections 4.5.1 and 4.5.2:

4.5.3.1 If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes such Member to have an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to that Member in an amount sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as soon as possible. If there is a net decrease in Minimum Gain during any taxable year and if any Member has an Adjusted Capital Account Deficit as of the last day of that taxable year which exceeds the Member's share of the Minimum Gain as of that day, then all items of gross income and gain of the Company for that taxable year (and, if necessary, for subsequent taxable years) shall be allocated to those Members in the amount and in the proportions required to eliminate the excess as soon as possible. This subsection is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of the Regulations promulgated under Code Section 704(b).

4.5.3.2 No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the deficit as soon as possible. This Subsection is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.6 **Tax Allocations.** In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution.

4.7 **Special Definitions.** As used in this section, the following terms shall have the meaning respectively set forth after each one:

4.7.1 "**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by any amounts which the Member is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c)

or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

4.7.2 "**Capital Contribution**" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company with respect to the interest in the Company held by the Member.

4.7.3 "**Cash Flow**" means, for any taxable year of the Company, the total cash collected by the Company from all sources except Capital Contributions (including, without limitation, the net amount received from any sale of all or any part of the Company's property and the net amount received from any refinancing of all or part of the Company's property) less all operating expenses actually paid, all loan payments paid, any cash expenditures for capital improvements, and any reserves which the Members deem necessary or prudent to be set aside for future repairs, replacements and improvements or to meet working capital requirements, future liabilities and contingencies of the Company and less guaranteed payments to Members for the year.

4.7.4 "**Member Loan Nonrecourse Deductions**" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

4.7.5 "**Minimum Gain**" has the meaning set forth in Regulation Section 1.704-2(b). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Regulations promulgated under Section 704 of the Code.

4.7.6 "**Nonrecourse Deduction**" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

4.7.7 "**Profit**" and "**Loss**" means for each taxable year of the Company-or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing the Company's taxable income or loss; (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing the Company's taxable income or loss; and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(h)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss and (iv) any gain, loss or income resulting from any taxable disposition of Company property shall be computed in accordance with rules prescribed under Section 704(c) of the Code in the event the property was contributed to the Company.

4.8 **"Member" Includes Unadmitted Assignee.** Solely for the purpose of this Section 4, the term "Member" shall be deemed to include the unadmitted assignee or successor of a Member.

5. **MANAGEMENT.**

5.1 **Management**. Management of the business and affairs of the Company shall be vested in the Members. Except as otherwise provided in this Agreement, any decision, determination, or other action to be made or taken by the Members shall be made or taken by majority vote. The Members shall have all rights and powers relating to the Company. The Members may designate one or more Members to be Managing Members, with authority to execute any and all documents on behalf of the Company.

5.2 **Voting Rights**. Each Member shall have that number of Voting Rights as equals such Member's Percentage Interest in the Company (*e.g.*, a Member who has a 50% Membership Interest in the Company has 50 Voting Rights).

5.3 **Voting Procedures**. Members may vote in person or by proxy at a meeting of Members (which may be held by conference telephone), or by consent in lieu of a meeting. Proxies and consents shall be in writing or communicated by electronic means.

5.4 **Binding Effect of Actions**. Each Member shall be bound by, and hereby consents to, any and all actions taken and decisions made by the Members in accordance with the terms of this Agreement. Any person designated by the Members, including a Member so designated, shall have the authority to bind the Company. Any act taken by, or any document executed by, Members holding a majority of the Voting Rights shall be binding on the Company with the same force and effect as if the action, or the execution of the document, were approved by a vote of the Members. Except as provided in this section 16(d), no Member shall have authority to bind the Company.

5.5 **Compensation of Members.** The Members shall be entitled to reasonable compensation for their services hereunder.

5.6 **Liability and Indemnification.** The Company shall indemnify the Members for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the by this Agreement or by law, except for fraud, willful misconduct or an intentional breach of this Agreement. Any indemnification shall be paid only from and only to the extent of Company assets, and the Members shall not have any personal liability to make this indemnification. The Company may advance expenses of a proceeding without requiring a preliminary determination of the ultimate entitlement to indemnification.

5.7 **Bank Accounts Books and Records.** All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein. The Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

5.8 **Annual Accounting Period.** The annual accounting period of the Company shall be the calendar year.

6. **DISSOLUTION.**

6.1 **Events of Dissolution.** The Company shall be dissolved upon the occurrence of any of the following events:

6.1.1 by the vote of the Members holding at least two-thirds (2/3) of the Percentages then held by the Members; or

6.1.2 upon the entry of a decree of judicial dissolution with respect to the Company.

6.2 **Liquidating Trustee.** Upon the dissolution of the Company, a Member selected by a majority of the Members shall act as liquidating trustees and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefor and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 4.4.

7. **NOTICES.** Any notice, demand, consent, election, offer, approval, request or other communication ("notice") required or permitted under this Agreement will be deemed given if given in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any notice to be given hereunder to the Company shall be given to all Members.

8. **SPECIFIC PERFORMANCE.** Irreparable injury will result from a breach of any provision of this Agreement, and money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent injunctions (i) restraining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9. **AMENDMENT.** This Agreement and the articles of organization may be amended by the vote of Members holding at least two-thirds (2/3) of the Percentages then held by the Members.

10. **MISCELLANEOUS.** This Agreement may be executed in counterparts and as so executed shall constitute one agreement binding on all parties, notwithstanding the fact that all parties have not signed the original or the same counterpart. This Agreement contains the entire understanding of the parties. It may not be changed orally, but only by a writing signed by the Company and all of the Members. The waiver of any breach of any term hereof shall not be construed as a waiver of any subsequent breach of that term, but the same shall continue in full force and effect. The terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties, and their respective heirs, personal representatives, successors, and assigns. The parties shall execute any further instruments and shall perform any acts which are, or may become, necessary to effectuate and carry on the Company in accordance with this Agreement. The captions used herein are for convenience of reference only, and shall not be deemed to modify or construe any of the terms or provisions hereof. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, whose courts shall have the jurisdiction and venue to enforce the terms hereof. .In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, unless the context otherwise requires. The Background is a part of this Agreement.

NO PARTY SHALL ELECT A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first written above.

MEMBERS:

______________________________(SEAL)
Peter R. Giannopoulos, Member

______________________________(SEAL)
John J. Giannopoulos, Member

______________________________(SEAL)
Harry A. Giannopoulos, Member

______________________________(SEAL)
Wendy L. Giannopoulos, Member

______________________________(SEAL)
Glenn P. Giannopoulos, Member

O:\OWM Documents\DAM\Sly Fox Brewing Company Inc. (SFBC Wyomissing, LLC) MJKBP 6396.001\LLC\Operating Agt SFBC Wyomissing.doc

Attachment A

LIST OF MEMBERS

Name and Address of Member	Percentage of Ownership	Capital Contribution
Peter R. Giannopoulos 311 Circle of Progress Drive Pottstown, PA 19464	30%	$__________
John J. Giannopoulos 311 Circle of Progress Drive Pottstown, PA 19464	30%	$__________
Harry A. Giannopoulos 311 Circle of Progress Drive Pottstown, PA 19464	17%	$__________
Wendy L. Giannopoulos 311 Circle of Progress Drive Pottstown, PA 19464	14%	$__________
Glenn P. Giannopoulos 311 Circle of Progress Drive Pottstown, PA 19464	9%	$__________